UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Defense & Security to Provide Logistical Support for the A-29 Super Tucano Fleet of the Brazilian Air Force

Rio de Janeiro, April 10, 2013 – Embraer Defense & Security and the Brazilian Air Force (FAB) signed a contract, today, at LAAD Defence & Security, for providing logistical support and services for the fleet of 92 A-29 Super Tucano aircraft operated by the FAB. The Integrated Logistical Support Program (Programa de Suporte Logístico Integrado - PSLI) covers the provision of supplies for scheduled and unscheduled maintenance, repairs, and overhauls of components, support for the landing gear and propeller groups, and specialized technical support, as well as the integrated logistics needed for moving materials and for planning. The contract, for a total of R$252 million, includes a basic service package that comes to R$223 million and covers unexpected services, in the amount of R$29 million, for a period of five years.

PSLI is an integrated solution that increases the fleet’s capability and mission readiness, with a fixed price and established performance requirements. The program is based on a long-term business planning model that integrates an extensive network of partners and suppliers through centralized management with a significant reduction of operating and support costs.

“It is a great pleasure to contribute to the readiness and operations of Brazil’s fleet of A-29 Super Tucano aircraft,” said Eduardo Bonini Santos Pinto, Senior Vice President, Operations, and COO of Embraer Defense & Security. “PSLI is a proven solution model and it will fully meet the needs of the FAB in fulfilling its missions.”

“We are confident that the solution presented by Embraer Defense & Security will contribute to ensuring the operation of these aircraft under excellent conditions, and it provides the FAB with an efficient and economic use of its fleet,” said Air Force Lieutenant-Brigadier Helio Paes de Barros Junior, FAB Commander-General of Support.

About Embraer Defense & Security

With over 40 years of experience in providing Armed Forces around the world with superior platforms and systems to aid in their defense and security, Embraer Defense & Security has a growing presence in the global market, and plays a strategic role in Brazil’s defense system. Embraer Defense & Security’s product portfolio includes military airplanes, state-of-the-art radar technologies, unmanned aerial vehicles (UAV), and advanced information and communications systems, such as Command, Control, Communications, Computer, and Intelligence, Surveillance, and Reconnaissance (C4ISR) applications. Embraer’s airplanes and military solutions are in service with more than 50 armed forces in 48 countries.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense & security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	press.asiapacific@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer